UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

São Paulo, February 01, 2022.

To

B3 S.A. – Brasil, Bolsa, Balcão

Mrs. Ana Lucia Pereira

Issuers Listing and Supervision Superintendence

c/c: Brazilian Securities and Exchange Commission (“CVM”)

Mr. Fernando Soares Vieira – Companies Relations Superintendent

Mr. Francisco José Bastos Santos – Market and Agents Relations Superintendent

Ref.: Official Letter No. 208/2023-SLS (“Official Letter”)

Dear Sirs,

We refer to the terms of the Official Letter in reference, which questioning, in view of the determination of the Official Letter, is transcribed below:

In view of the latest oscillations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we ask to be informed, until 01/02/2023, if there is any fact of your knowledge that can justify them.

Ordinary Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Oscil. %	No.	Amount	Volume (R$)
18/01/2023	20.30	20.10	20.68	20.45	20.41	1.74	24,886	9,224,700	188,605,787.00
19/01/2023	20.28	19.99	20.38	20.16	20.18	-1.12	16,484	6,939,700	139,922,727.00
20/01/2023	20.09	19.72	20.14	19.98	20.00	-0.89	18,921	5,910,600	118,097,365.00
23/01/2023	19.98	19.95	20.50	20.28	20.27	1.35	14,053	3,499,900	70,963,922.00
24/01/2023	20.38	20.37	21.20	20.88	21.05	3.84	15,903	6,625,300	138,312,869.00
25/01/2023	21.32	20.85	21.36	21.13	21.11	0.28	11,782	2,807,800	59,337,075.00
26/01/2023	21.11	20.68	21.17	20.95	21.00	-0.52	13,725	7,475,700	156,637,393.00
27/01/2023	20.94	20.83	21.25	21.01	21.02	0.09	15,680	6,872,200	144,374,251.00
30/01/2023	21.09	20.57	21.24	20.82	20.78	-1.14	22,543	14,094,800	293,408,958.00
31/01/2023*	20.30	19.53	20.36	19.90	19.55	-5.91	39,064	21,196,800	421,834,530.00

 *Updated until 03:28pm.

In response, the Company, after inquiring its managers and controlling shareholder, informs that is not aware of any relevant act or fact that justifies the latest oscillations registered with the shares issued by the Company, the number of trades and quantity traded.

However, it is worth mentioning that Bank of America Securities published in the previous day, January 30th, a sell side report, post the market closing, changing the rating for Company stocks from “Buy” to “Neutral”. In addition, yesterday Banco XP published a report increasing the target price of the Company’s shares from R$22.00 to R$27.00, but part of the report erroneously reversed the new target price with the old one, suggesting that the target price would have been reduced rather than increased. Some press replicated articles with incorrect information for a few hours until the error was fixed by XP.

These being the clarifications it deemed appropriate for the moment, the Company subscribes.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.